American Farmland Company

10 East 53rd Street

New York, NY 10022

October 19, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Thomas Kluck

Re:	Request for Acceleration of Effectiveness
American Farmland Company
Registration Statement on Form S-11
(File No. 333-205260)

Dear Mr. Kluck:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), American Farmland Company (the “Company”) hereby requests that the effectiveness for the above-captioned Registration Statement on Form S-11 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m., Eastern Time, on October 19, 2015, or as soon thereafter as practicable. By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration.

The undersigned, on behalf of the Company, acknowledges the following:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

An oral request for acceleration of effectiveness may be made in the future.  The Company is aware of its obligations under the Securities Act.

[Signature page follows]

Very truly yours,

American Farmland Company

By:	/s/ Thomas S.T. Gimbel
Name:	Thomas S.T. Gimbel
Title:	Authorized Officer

Request for Acceleration